80

VF 6-5-03

03015830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51793

SEC MAIL PROCESSING SECTION RECEIVED MAY 30 2003 WASH DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McVie Institutional Services, Inc

FN: Croix Securities Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1835 Market Street, Suite 420
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer L Andrews (215) 789-3311
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name — *if individual, state last, first, middle name*)

1185 Avenue of the Americas, Suite 500 New York, NY 10036-2602
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Jennifer L Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vie Institutional Services, Inc, as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOTARIAL SEAL
ZAKIYYAH K NEWMAN
Notary Public
CITY OF PHILADELPHIA
PHILADELPHIA COUNTY
My Commission Expires Feb 11, 2007

Notary Public

Signature

Financial Operations Principal
Title

This report** contains (check all applicable boxes):.

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIE INSTITUTIONAL SERVICES, INC.
(formerly Croix Securities, Inc.)

REPORT PURSUANT TO RULE 17a-5(d)

MARCH 31, 2003

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

VIE INSTITUTIONAL SERVICES, INC.
(formerly Croix Securities, Inc.)

CONTENTS
March 31, 2003

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Vie Institutional Services, Inc.

We have audited the accompanying statement of financial condition of Vie Institutional Services, Inc. (formerly Croix Securities, Inc.) (a wholly owned subsidiary of Universal Trading Technologies Corporation which is a subsidiary of Vie Financial Group, Inc.) as of March 31, 2003, and the related statements of operations, changes in subordinated liabilities, changes in stockholder's equity (deficiency), and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vie Institutional Services , Inc. as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring net operating losses and a stockholder's deficiency that raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP
April 29, 2003

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

VIE INSTITUTIONAL SERVICES, INC.
(formerly Croix Securities, Inc.)

STATEMENT OF FINANCIAL CONDITION

March 31, 2003

ASSETS	
Cash	$ 306,902
Receivables from Broker-Dealers and Clearing Organizations	485,693
Receivables from Customers	138,352
Due from Affiliates	48,701
Property and Equipment, at cost, net of accumulated depreciation of $689	459
Membership in Exchange, at cost (market value $8,500)	69,752
Other Assets	3,300
Total Assets	$ 1,053,159
LIABILITIES AND STOCKHOLDER'S DEFICIENCY	
Payable to Broker-Dealers and Clearing Organizations	$ 97,374
Accounts Payable and Accrued Expenses	62,602
Due to Affiliates	616,048
Subordinated Liabilities Due to Affiliate	1,063,333
Total Liabilities	1,839,357
Stockholder's Deficiency:	
Common Stock - no par value; authorized 1,000 shares, issued and outstanding 200 shares	200
Additional Paid-in Capital	726,403
Accumulated Deficit	(1,512,801)
Total Stockholder's Deficiency	(786,198)
Total Liabilities and Stockholder's Deficiency	$ 1,053,159

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements.

VIE INSTITUTIONAL SERVICES, INC.
(formerly Croix Securities, Inc.)

STATEMENT OF OPERATIONS

Year ended March 31, 2003

Revenue:	
Commissions	4,061,668
Interest income	8,035
Realized gain on sale of trading securities	26,665
Total revenue	4,096,368
Expenses:	
Brokerage, clearing and exchange fees	3,243,197
Professional fees	172,190
Depreciation	3,946
General and administrative	1,664,981
Interest expense	63,456
Total expenses	5,147,770
Net loss	(1,051,402)

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements.

VIE INSTITUTIONAL SERVICES, INC.
(formerly Croix Securities, Inc.)

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

Year ended March 31, 2003

Subordinated liabilities at April 1, 2002	$	-
Issuance of subordinated liabilites		1,000,000
Accrued interest on subordinated liabilities		63,333
Subordinated liabilities at March 31, 2003	$	1,063,333

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements.

VIE INSTITUTIONAL SERVICES, INC.
(formerly Croix Securities, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIENCY)

Year ended March 31, 2003

	Capital Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity (Deficiency)
Balance at April 1, 2002	$200	$726,403	$ (461,399)	$ 265,204
Net loss			(1,051,402)	(1,051,402)
Balance at March 31, 2003	$200	$726,403	$(1,512,801)	$ (786,198)

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements.

VIE INSTITUTIONAL SERVICES, INC.
(formerly Croix Securities, Inc.)

STATEMENT OF CASH FLOWS

Year ended March 31, 2003

Cash flows from operating activities:	
Net loss	$ (1,051,402)
Adjustments to reconcile net loss to net cash used in operating activities:	
Accrued interest on subordinated liabilities	63,333
Depreciation	3,946
Decrease (increase) in operating assets:	
Receivables from broker-dealers and clearing organizations	(410,693)
Receivables from customers	(138,352)
Due from affiliates	3,694
Other assets	2,263
Increase in operating liabilities:	
Payable to broker-dealers and clearing organizations	97,374
Accounts payable and accrued expenses	44,520
Due to affiliates	612,329
Net cash used in operating activities	(772,988)
Cash flows from financing activity - issuance of subordinated liabilities	1,000,000
Net increase in cash	227,012
Cash at beginning of year	79,890
Cash at end of year	$ 306,902

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Vie Institutional Services, Inc. (the "Company") (formerly Croix Securities, Inc.) is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. and the Philadelphia Stock Exchange. The Company is a Delaware corporation that is a wholly-owned subsidiary of Universal Trading Technologies Corporation (the "Parent"), which is a subsidiary of Vie Financial Group, Inc.

The Company was established in February 1999. It is engaged in buying and selling securities on an agency basis, and introduces these transactions for clearance and settlement to the Broadcort Correspondent Clearing Division of Merrill, Lynch, Pierce, Fenner and Smith, Inc. on a fully-disclosed basis. The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission, as all customers' accounts, as defined, are carried by the clearing broker.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has incurred a net loss of $1,051,402 during the year ended March 31, 2003. In addition, the Company has accumulated a stockholder's deficiency of $786,198 as of March 31, 2003. These factors could indicate that there is substantial doubt about the Company's ability to continue as a going concern. Management is currently revising its business plan, which it believes will allow the Company to continue operating. The financial statements do not include any adjustments that might result from the outcome from this uncertainty.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management. Actual results could differ from those estimates.

Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets, generally 3 to 5 years.

The Company records commission income and related expenses from security transactions on a trade-date basis.

Exchange memberships are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

The Company files consolidated federal and combined state and local income tax returns with its Parent. The Company has net operating losses of approximately $1,251,000 to offset against future taxable income through 2023.

The Company recorded a deferred income tax asset for the tax effect of net operating loss carryforwards aggregating approximately $500,000. In recognition of the uncertainty regarding the ultimate amount of income tax benefits to be derived, the Company has recorded a valuation allowance of $500,000 at March 31, 2003.

2. NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2003, the Company had net capital of $140,154, which was $88,420 in excess of its required net capital of $51,734. The Company's ratio of aggregate indebtedness to net capital was 5.54 to 1.

3. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS:

Broadcort Correspondent Clearing provides the clearing and settlement of the Company's security transactions pursuant to a clearing arrangement. At March 31, 2003, the receivables from and payables to broker-dealers and clearing organizations included the following:

	Receivables	Payables
Securities failed to receive	$ -	$ 39,755
Deposit with clearing organization	10,000	-
Fees and commissions receivable/ payable	475,693	57,619
	$ 485,693	$ 97,374

The Company is a participant in the Stock Clearing Corporation of Philadelphia (the "SCCP") which provides trade recording and confirmation services. The deposit with clearing organization represents a cash deposit required by the SCCP.

4. PROPERTY AND EQUIPMENT: Property and equipment, at cost, consists of office equipment amounting to $1,148 with related accumulated depreciation of $689. The office equipment has a useful life of 3 years.

5. SUBORDINATED LIABILITIES: Liabilities subordinated to claims of general creditors consists of subordinated loan arrangements with the Company's Parent. These loans have been approved by the NASD for inclusion in computing the Company's net capital pursuant to the SEC's Uniform Net Capital Rule.

Subordinated debt is withdrawable by the lender at stated maturity dates. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. RELATED PARTY: Included in brokerage, clearing and exchange fees is $1,762,069 paid to Vie Securities, LLC, a company affiliated by common ownership.

The Company entered into a services agreement with Vie Financial Group, Inc. and the Parent, which governs the provision of certain administrative services by Vie Financial Group, Inc. and the Parent to the Company. Under the agreement, Vie Financial Group, Inc. and the Parent provide personnel and other shared third-party services to the Company, and charge the Company a portion of the actual cost for such services. During the period October 1, 2002 through March 31, 2003, the Company incurred $1,675,390 in charges related to the services agreement.

VIE INSTITUTIONAL SERVICES, INC.
(formerly Croix Securities, Inc.)

SUPPLEMENTARY INFORMATION

COMPUTATION AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

Year ended March 31, 2003

Net capital	
Stockholders' deficiency	$ (786,198)
Liabilities subordinated to claims of general creditors allowable in the computation of net capital	1,063,333
Total capital and allowable subordinated liabilities	277,135
Less:	
Nonallowable assets:	
Property and equipment, net	459
Membership in exchange	69,752
Due from affiliates	48,701
Other assets	3,300
Receivables from customers outstanding greater than 30 days	14,769
Total deductions	136,981
Net capital	140,154
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $776,024 or $5,000)	51,734
Excess net capital	$ 88,420
Aggregate indebtedness:	
Payable to broker-dealers and clearing organizations	$ 97,374
Accounts payable and accrued expenses	62,602
Due to affiliates	616,048
	$ 776,024
Ratio of aggregate indebtedness to net capital	553.7%

The above computation of net capital does not differ from the computation of net capital as reported in Part II of Form X-17A-5 in the Company's unaudited FOCUS report as of March 31, 2003.

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements.

VIE INSTITUTIONAL SERVICES, INC.
(formerly Croix Securities, Inc.)

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

MARCH 31, 2003

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Stockholder of
Vie Institutional Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Vie Institutional Services, Inc. (formerly Croix Securities, Inc.) (a wholly owned subsidiary of Universal Trading Technologies Corporation, which is a subsidiary of Vie Financial Group, Inc.) (the "Company") for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Vie Institutional Services, Inc. (formerly Croix Securities, Inc.) to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

April 29, 2003